Profit & Loss
January through December 2021

	Jan - Dec 21
Ordinary Income/Expense	
Income	
47900 · Sales Income	642,769.04
47920 · Shipping and Delivery Income	11,500.00
Total Income	654,269.04
Cost of Goods Sold	
50000 · Distribution Account Fees	9,500.00
51700 · Media Purchased for Clients	75,000.00
53500 · Subcontracted Services	75,900.00
Total COGS	160,400.00
Gross Profit	493,869.04
Expense	
55000 · Printing and Reporduction	-7,529.77
60000 · Security Expense	25,000.00
60200 · Automobile Expense	4,326.55
60400 · Bank Service Charges	2,633.89
61700 · Computer and Internet Expenses	3,778.63
62400 · Depreciation Expense	30,484.18
62500 · Dues and Subscriptions	263.22
63300 · Insurance Expense	3,500.00
64200 · Marketing Expense	10,121.33
64300 · Meals and Entertainment	9,630.99
64900 · Office Supplies	566.99
66000 · Payroll Expenses	75,263.32
66700 · Professional Fees	82,500.00
67100 · Rent Expense	30,000.99
67200 · Repairs and Maintenance	3,055.61
68100 · Telephone Expense	4,958.33
68400 · Travel Expense	5,147.22
68600 · Utilities	3,147.56
Total Expense	286,849.04
Net Ordinary Income	207,020.00
Other Income/Expense	
Other Expense	
70000 · Research & Development	45,000.00
70005 · Capital Kidd Project & Deve.	65,000.00
Total Other Expense	110,000.00
Net Other Income	-110,000.00
Net Income	**97,020.00**

INNOVATIVE RECORDINGS LLC / POTOMAC FOOD AND BEVERAGE
Balance Sheet
As of December 31, 2021

	Dec 31, 21
ASSETS	
Current Assets	
Checking/Savings	
10000 · Chase Bank	59,763.31
10003 · Chase Bank - Payroll	13,387.47
Total Checking/Savings	73,150.78
Accounts Receivable	
10007 · Accounts Receivable	41,011.34
Total Accounts Receivable	41,011.34
Total Current Assets	114,162.12
Fixed Assets	
15000 · Furniture and Equipment	54,935.22
16000 · Computer Equipment	97,485.66
17000 · Accumulated Depreciation	-96,716.58
Total Fixed Assets	55,704.30
Other Assets	
17300 · Intangible / Patents	4,000,000.00
17500 · Inventories	-48,677.25
Total Other Assets	3,951,322.75
TOTAL ASSETS	**4,121,189.17**
LIABILITIES & EQUITY	
Liabilities	
Current Liabilities	
Accounts Payable	
18000 · Accounts Payable	53,626.36
Total Accounts Payable	53,626.36
Other Current Liabilities	
18500 · Deferred Income Taxes	26,280.08
24000 · Payroll Liabilities	-4,566.52
Total Other Current Liabilities	21,713.56
Total Current Liabilities	75,339.92
Total Liabilities	75,339.92
Equity	
30000 · Opening Balance Equity	-82,536.39
30100 · Capital Stock	4,000,000.00
30200 · Dividends Paid	-168,514.36
32000 · Retained Earnings	199,880.00
Net Income	97,020.00
Total Equity	4,045,849.25
TOTAL LIABILITIES & EQUITY	**4,121,189.17**

10:38 PM

01/13/22

INNOVATIVE RECORDINGS LLC / POTOMAC FOOD AND BEVERAGE
Statement of Cash Flows
January through December 2021

	Jan - Dec 21
OPERATING ACTIVITIES	
Net Income	97,020.00
Adjustments to reconcile Net Income to net cash provided by operations:	
10007 · Accounts Receivable	-35,748.22
18000 · Accounts Payable	22,142.36
18500 · Deferred Income Taxes	7,300.00
24000 · Payroll Liabilities	-7,529.77
Net cash provided by Operating Activities	83,184.37
INVESTING ACTIVITIES	
15000 · Furniture and Equipment	-54,935.22
16000 · Computer Equipment	-97,485.66
17000 · Accumulated Depreciation	66,232.40
17500 · Inventories	-14,291.00
Net cash provided by Investing Activities	-100,479.48
FINANCING ACTIVITIES	
30000 · Opening Balance Equity	250,153.25
30200 · Dividends Paid	-22,142.36
Net cash provided by Financing Activities	228,010.89
Net cash increase for period	210,715.78
Cash at end of period	**210,715.78**